Exhibit 99.1

The Very Good Food Company Announces Appointment of New Executives

VANCOUVER, BC, April 14, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), a leading plant-based food technology company, is pleased to announce the appointment of three of its functional leaders to executive positions within the Company.

•	Jordan Rogers, formerly the head of Canadian retail sales, who joined VERY GOOD as part of its acquisition of the Lloyd-James Marketing Group Inc., has been appointed as the Company's Chief Commercial Officer.
•	Kevin Callaghan, previously head of US retail sales, has been appointed as Vice President of Sales - North America.
•	Parimal Rana, formerly Director of Food Safety & Regulatory and Interim Director of Supply Chain, is assuming the role of Vice President of Operations.

All three executives will serve on the Company's newly formed Executive Committee and support the senior executives.

As previously announced, the Executive Committee structure will be used temporarily by the organization to review and approve key organizational, financial, operational and strategic decisions for the Company, by drawing upon the collective knowledge, experience, business acumen and skills of the senior management team.

Biographical Information on New Executives

Jordan Rogers has over 14 years of consumer-packaged goods experience, with the last seven as CEO of North America's first plant-based sales and marketing agency. Since 2021, Jordan has led VERY GOOD's Canadian wholesale sales team and secured distribution at over 1,000 Canadian retail locations. Jordan's skill set focuses on business planning, sales, marketing strategy, and fostering strong customer relationships. Jordan sits on numerous Boards and is currently President of the Vancouver Food Executives.

Kevin Callaghan has been responsible for the successful US launch of VERY GOOD's products in the United States where we now have products in over 800 locations. Kevin is an experienced sales professional and has worked in the natural and plant-based food CPG space for over 19 years serving in management roles for industry and category leaders such as Frito Lay, Pacific Foods, Daiya, and now VERY GOOD.

Parimal Rana is a seasoned professional who specializes in scaling operations and driving company growth. Parimal has over 25 years experience working in the food manufacturing industry where he worked at major food companies such as Nature's Path Foods, Sunrise Soya Foods, CLS and Daiya.

His rich experience in operations has enabled him to bring insight and build a variety of strong multi-functional teams at VERY GOOD.

"Today's appointments are in line with the Company's refocused strategy and transition into a culture of operational excellence. Our mission remains the same: to get millions to rethink their food choices while helping them do the world a world of good. We are excited to have Jordan, Kevin, and Parimal accelerate the Company on this path forward." said the Board of Directors of the Company.

Q4 and Fiscal 2021 Earnings Conference Call Details

VERY GOOD will host a conference call, Thursday, April 14, 2022, at 4:30 pm Eastern Time/ 1:30 am Pacific Time. The earnings call will consist of a pre-recording of the 2021 financial results followed by a live question and answer session.  The Executive Team will be available to answer questions with respect to VERY GOOD's transition to a strategy focused on North American retail distribution and the resulting alignment of supply chain and production initiatives.

Participant Dial-In Numbers:

Toll-Free: 1-877-425-9470

Toll / International: 1-201-389-0878

* Participants should request The Very Good Food Company Fourth Quarter Earnings Call.

The call will be available via webcast on VERY GOOD's investor page of the Company website at www.verygoodfood.com/investors until April 30, 2022. Participants who would like to ask a question during the live Q&A must login via webcast.

Please visit the website at least 15 minutes before the call to register, download, and install any necessary audio software. A replay of the call will be available on VERY GOOD's investor page approximately two hours after the conference call has ended.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

The Board of Directors

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to: the appointment and capabilities of the new executives and the benefits to be derived therefrom, and the intended function of the Company's executive committee. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to successfully implement cost improvement measures and achieve their intended benefits, the availability of sufficient financing on reasonable terms or at all to fund VERY GOOD's capital and operating requirements, the Company's ability to accurately forecast customer demand for its products and manage its inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets and manage its international expansion, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy,  taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 6-K filed with the SEC on April 1, 2022, and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the

Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Investor Relations. Phone: +1 855-472-9841, Email: iinvest@verygoodbutchers.com

CO: The Very Good Food Company Inc.

CNW 08:30e 14-APR-22